Legg Mason Permal Global Active Strategies TEI Fund

55 Water Street

New York, New York 10041

July 1, 2008

VIA EDGAR

Re:                               Request to Withdraw Registration Statement on Form N-2
(File No. 333-150013)

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Valerie J. Lithotomos, Esq.

Ladies and Gentlemen:

Legg Mason Permal Global Active Strategies TEI Fund, a Delaware statutory trust (the “Registrant”), hereby applies, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), to withdraw its registration statement pursuant to the Securities Act on Form N-2 (File No. 333-150013), together with all amendments thereto (the “Registration Statement”), because a determination has been made not to publicly offer the subject securities for sale at this time. The Registration Statement was originally filed with the Commission on March 31, 2008, and subsequently amended on June 2, 2008 and June 23, 2008.  Please note that the Registrant’s application for withdrawal does not extend to its registration statement on Form N-2 filed under the Investment Company Act of 1940, as amended (File No. 811-22195).

The Registration Statement was not declared effective by the Commission under the Securities Act and none of the Registrant’s securities were sold pursuant to the Registration Statement.  The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use, in accordance with, and subject to the conditions of, Rule 457(p) under the Securities Act.

If you have any questions regarding this request, please do not hesitate to contact David Wohl of Simpson Thacher & Bartlett LLP at (212) 455-7937.

LEGG MASON PERMAL GLOBAL ACTIVE
STRATEGIES TEI FUND

By:	/s/	William J. Renahan
William J. Renahan
Assistant Secretary